Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Euronav NV:

We consent to the incorporation by reference in the registration statement (No. 333 210849) on Form F-3 of Euronav NV of our report dated April 14, 2017, with respect to the consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 20-F of Euronav NV.

KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises Burg. CVBA

/s/ Götwin Jackers
Bedrijfsrevisor / Réviseur d'Entreprises

Brussels, BELGIUM
April 14, 2017